Exhibit 99.1

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

October 30, 2018

Fresenius Medical Care publishes results for third quarter and first nine months 2018

•                  Patient growth continues across all regions

•                  Operating margin in North America improved to 18.5% in the third quarter

•                  Dialysis Care revenue growth in North America of 6% (+5% at constant currency)

•                  Decline in Care Coordination revenue following Sound divestiture

•                  Outlook 2018 reflects lower than expected growth acceleration in Q3 and anticipation of soft business development in Q4 2018

Key figures (IFRS)

EUR million	Q3 2018	Q3 2017	Growth yoy	Growth yoy, cc	9m 2018	9m 2017	Growth yoy	Growth yoy, cc
Revenue	4,058	4,336	-6%	-6%	12,247	13,355	-8%	-2%
Revenue on a comp. basis(1)	4,058	3,966	2%	3%	12,247	12,715	-4%	3%
Operating income (EBIT)	527	609	-13%	-20%	2,425	1,843	32%	39%
EBIT on a comp. basis(1)	615	589	5%	4%	1,698	1,823	-7%	-2%
Net income(2)	285	309	-8%	-17%	1,557	886	76%	86%
Net income on a comp. basis(1),(2)	364	304	20%	19%	969	881	10%	16%
Net income adjusted(1),(2)	310	314	-1%	-2%	832	837	-1%	4%
Basic EPS (EUR)	0.93	1.01	-8%	-17%	5.08	2.89	76%	86%
Basic EPS on a comp. basis(1)	1.19	0.99	20%	19%	3.16	2.87	10%	16%

cc = at constant currency, EPS = earnings per share

(1)         For a detailed reconciliation, please refer to the table at the end of the press release

(2)         Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “Our third quarter was affected by several developments whose combined impact on our results was greater than expected. Growth did not accelerate to the extent previously projected. We anticipate the impact from the current level of growth and less acquisitions to continue in the fourth quarter. We have identified countermeasures and have begun implementation. Fresenius Medical Care’s growth will continue.”

Growth in Dialysis Care revenue

Revenue in the third quarter 2018 decreased by 6% to EUR 4,058 million (-6% at constant currency), mainly driven by the higher comparable base which included the Q3 2017 revenue contribution from Sound Inpatient Physicians (“Sound”) of EUR 253 million as well as the impact from the IFRS 15 implementation (“IFRS 15”) of EUR 117 million. Excluding these two effects, revenue increased by 2% on a comparable basis (+3% at constant currency), mainly driven by an increase in same market treatments in North America of 3%.

Health Care Services revenue decreased by 8% to EUR 3,258 million (-8% at constant currency), primarily driven by the two effects described above (Sound and IFRS 15). On a comparable basis, Health Care Services revenue increased by 3%, mainly driven by organic growth in Dialysis Care revenue resulting from higher volumes, partly offset by the largely anticipated revenue decline in Care Coordination. Care Coordination revenue declined by 53% to EUR 354 million (-56% at constant currency), mainly resulting from the sale of Sound and the IFRS 15 implementation. On a comparable basis, Care Coordination revenue declined by 22% (-27% at constant currency). This decline was mainly the result of the shift of calcimimetic drugs into the clinical environment and a higher prior-year revenue contribution due to the initial revenue recognition for the new 2017 ESCOs. Health Care Products revenue was flat at EUR 800 million (+1% at constant currency), mainly impacted by the difficult economic environment in certain emerging countries in the EMEA and Latin America regions. At constant currency, Dialysis Products revenue increased by 2% driven by higher sales of renal pharmaceuticals and products for acute care treatments, partially offset by lower sales of chronic hemodialysis products.

In the first nine months of 2018, revenue decreased by 8% to EUR 12,247 (-2% at constant currency), mainly driven by the effects of Sound and IFRS 15. On a comparable basis, revenue decreased by 4%, impacted by negative foreign currency effects (+3% at constant currency).

Operating income (EBIT) impacted by one-time effects

Total EBIT reached EUR 527 million in the third quarter of 2018, a decrease of 13% (-20% at constant currency). The strong decrease was mainly attributable to the higher comparable base which included the EBIT contribution from Sound of EUR 20 million. In addition, the increased provision for the FCPA related charge in the amount of EUR 75 million and the contributions to the opposition to the ballot initiatives in the U.S. of EUR 23 million (both not tax effected) as well as a EUR 10 million favourable foreign currency translation effect related to the divestitures of Care Coordination activities affected the EBIT growth. The increase of the FCPA provision reflects an understanding with the U.S. Government on the financial aspects of a potential settlement and an update of ongoing legal costs to continue settlement discussions. However, significant non-financial matters are still under discussion with the government and must be resolved to the company’s satisfaction for a settlement to occur. In addition, EBIT was negatively impacted by the difficult economic situation in certain emerging countries, including hyperinflation in Argentina. On a comparable basis, EBIT increased by 5% (+4% at constant currency).

In the first nine months of 2018, EBIT increased by 32% (+39% at constant currency). The strongest contributor to this increase was the gain related to the divestitures of Care Coordination activities. On a comparable basis, EBIT decreased by 7% (-2% at constant currency).

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA decreased by 8% to EUR 285 million in the third quarter of 2018 (-17% at constant currency). On a comparable basis net income increased by 20% to EUR 364 million (+19% at constant currency). Based on the number of approximately 306.5 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) amounted to EUR 0.93 (-8%). On a comparable basis the company generated an EPS of EUR 1.19, representing an increase of 20% (+19% at constant currency).

In the first nine months of 2018, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 76% (+86% at constant currency) to EUR 1,557 million, mainly driven by the gain related to the divestitures of Care Coordination activities. On a comparable basis, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA reached EUR 969 million, an increase of 10% (+16% at constant currency).

Patient growth continues across all regions

North America revenue, which represents 70% of total revenue in the third quarter of 2018, decreased by 9% to EUR 2,843 million (-11% at constant currency) and increased by 4% on a comparable basis (+1% at constant currency). Organic growth in North America was 2%.

Dialysis Care revenue increased by 6% to EUR 2,328 million (+5% at constant currency). This increase was mainly driven by an increase in organic revenue per treatment, same market treatment growth of 3% in the U.S. and contributions from acquisitions, to some extent diluted by the implementation of IFRS 15 and the effect of 1 less dialysis day. Volume growth in North America was positively impacted by a strong increase in home dialysis in the third quarter, leading to a home penetration rate in the U.S. of 12.4%. On a comparable basis, Dialysis Care revenue increased by 9%, partly compensated by negative growth in the acute services business following the termination of unprofitable contracts as well as the delay of certain de novo clinics. Care Coordination revenue decreased by 57% to EUR 300 million (-61% at constant currency), mainly driven by the prior-year revenue contribution from Sound as well as the implementation of IFRS 15. On a comparable basis, Care Coordination revenue decreased by 25% (-32% at constant currency). This decrease was mainly driven by the shift of calcimimetic drugs into the clinical environment as well as a higher prior-year revenue contribution due to the initial revenue recognition for the new 2017 ESCOs.

In the U.S., the average revenue per treatment, adjusted for the implementation of IFRS 15 and excluding the 2017 impact of the VA Agreement, increased by USD 15 from USD 341 to USD 356. The increase was mainly driven by the shift of calcimimetic drugs into the clinical environment, partially offset by lower revenue from commercial payors.

Cost per treatment in the U.S., adjusted for the implementation of IFRS 15 and prior-year natural disaster cost, increased by USD 19 from USD 271 to USD 290. This increase was largely a result of the introduction of calcimimetic drugs in the clinical environment, increased property and other occupancy related costs as well as the impact from one less dialysis day.

Dialysis Products revenue in North America increased by 2% to EUR 215 million (+1% at constant currency) due to higher sales of renal pharmaceuticals, peritoneal dialysis products, partially offset by lower sales of chronic hemodialysis products.

Total EBIT for the North America segment was EUR 525 million in the third quarter, an increase of 9% (+2% at constant currency). On a comparable basis, EBIT was EUR 538 million, an increase of 16%. The EBIT margin increased to 18.5% (18.9% on a comparable basis). The increase in EBIT margin on a comparable basis was mainly due to lower personnel expenses and the positive impact from income attributable to a consent agreement on certain pharmaceuticals.

In the first nine months of 2018, North America revenue decreased by 12% to EUR 8,589 million (-5% at constant currency). On comparable basis, revenue decreased by 5% (+1% at constant currency). Mainly driven by the gain related to divestitures of Care Coordination activities, EBIT went up by 47% (+57% at constant currency) to EUR 2,173 million in the first nine months of 2018.

As of the end of September 2018, the company was treating 201,220 patients (+3%) at its 2,486 clinics (+5%) in North America. Dialysis treatments increased by 3%.

EMEA revenue decreased by 2% (+1% at constant currency) to EUR 620 million in the third quarter of 2018, mainly driven by the positive development in Health Care Services revenue which increased by 4% at constant currency. The increase in Health Care Services revenue was driven by same-market treatment growth (+3%) and acquisitions, partially offset by the effect of sold and closed clinics as well as one less dialysis day. Health Care Products revenue decreased by 5% (-3% at constant currency) to EUR 306 million. Dialysis Products revenue decreased by 5% (-2% at constant currency), mainly due to lower sales of dialyzers, partially offset by higher sales of machines.

EBIT was EUR 88 million in the third quarter of 2018, a decrease of 18% (-16% at constant currency). The EBIT margin decreased from 16.8% to 14.1%, mainly due to the favorable prior-year impact from a legal settlement, higher personnel costs in certain countries, the impact of one less dialysis day and unfavorable foreign currency translation effects.

In the first nine months of 2018, EMEA revenue increased by 1% to EUR 1,908 million (+4% at constant currency), while EBIT of EUR 302 million was 10% below the prior year´s level (-9% at constant currency).

As of the end of September 2018, the company had 64,539 patients (+4%) being treated at 769 clinics (+5%) in the EMEA region. Dialysis treatments increased by 4%.

Asia-Pacific revenue grew by 3% to EUR 421 million (+4% at constant currency) in the third quarter of 2018. Dialysis Products showed again a solid business performance, with revenue growing 4% to EUR 227 million (+6% at constant currency). This growth was mainly driven by higher sales of hemodialysis products and products for acute care, particularly in China and Indonesia. Health Care Services revenue in the region increased by 1% to EUR 194 million (+1% at constant currency). Care Coordination revenue increased by 4% to EUR 54 million (+7% at constant currency). The growth in Care Coordination revenue in Asia Pacific was mainly related to a strong organic revenue growth and acquisitions. EBIT decreased by 14% to EUR 66 million (-14% at constant currency). The EBIT margin decreased to 15.7%, driven by unfavorable foreign currency transaction effects and increased costs for business growth.

In the first nine months of 2018, Asia-Pacific revenue increased by 2% to EUR 1,235 million (+8% at constant currency). EBIT decreased by 8% to EUR 218 million (-5% at constant currency).

As of the end of September 2018, the company had 31,152 patients (+3%) being treated at 390 clinics in Asia-Pacific (0%). Dialysis treatments increased by 2%.

Latin America delivered revenue of EUR 171 million in the third quarter of 2018, a decrease of 2%, but an increase of 27% at constant currency. The growth at constant currency was mainly due to a strong growth in Health Care Services (+34% at constant currency) driven by an increase in organic revenue per treatment mainly due to hyperinflation in Argentina, acquisitions and growth in same market treatments (+1%). Health Care Products revenue in Latin America decreased by 5% to EUR 49 million, but increased by 9% at constant currency. The increase in constant currency was due to higher sales of machines and products for acute care. EBIT in the third quarter was negative at EUR -1 million following the effects of hyperinflation in Argentina as well as unfavorable foreign currency transaction effects and higher bad debt expense. The EBIT margin was therefore also negative (-1%).

In the first nine months of 2018, Latin America revenue decreased by 6% to EUR 505 million, but increased by 18% at constant currency. EBIT was EUR 24 million, a decrease of 47% (-56% at constant currency).

As of the end of September 2018, the company was treating 32,174 patients (+5%) at 227 clinics in Latin America (-1%). Dialysis treatments increased by 4%.

Corporate cost in the third quarter were EUR 76 million on a comparable basis (flat at constant currency). Including the increased provision for the FCPA related charge in the amount of EUR 75 million, corporate cost amounted to EUR 151 million.

Net interest expense was EUR 74 million compared to EUR 86 million in the third quarter of 2017, a decrease of 14% (-14% at constant currency). The decrease was driven by a decreased debt level and interest income from the investment of the Sound proceeds. Income tax expense was EUR 104 million in the third quarter of 2018, which translates into an effective tax rate of 22.9%, compared to last year’s Q3 tax rate of 29.0%. The strong reduction was largely driven by the U.S. Tax Reform and the gain related to divestitures of Care Coordination activities, partly offset by non-tax-deductible expenses (mainly 2018 FCPA related charges and U.S. ballot initiatives).

Cash flow

In the third quarter of 2018, the company generated EUR 609 million of operating cash flow, compared to EUR 612 million in the previous year’s third quarter. This slight decrease was mainly driven by higher tax payments and discretionary contributions to pension plan assets in the U.S., almost fully offset by decreases in accounts receivable. Operating cash flow in percent of revenue was 15.0% in the third quarter of 2018. The number of days sales outstanding decreased sequentially by five days compared with Q2 2018 to reach 77 days. Free cash flow (Net cash used in operating activities, after capital expenditures, before acquisitions and investments) amounted to EUR 352 million for the three months ended September 30, 2018 compared to EUR 386 million for the same period of 2017. Free cash flow in percent of revenue was 8.7% and 8.9% for the three months ended September 2018 and 2017, respectively.

Outlook 2018

The company expects revenue(3) growth between 2% and 3% at constant currency. Net income on a comparable basis(4) is expected to increase by 11% to 12% at constant currency and on an adjusted basis(4),(5) to increase by 2% to 3% at constant currency.

The targets exclude the effect from the planned acquisition of NxStage Medical.

(3)         2017 adjusted for the effect of IFRS 15 implementation and the contribution of Sound Physicians in H2 2017

(4)         Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA, adjusted for the contribution from Sound Physicians in H2 2017 and gain/loss related to divestitures of Care Coordination activities, 2018 FCPA related charge and U.S. Ballot Initiatives.

(5)         VA Agreement, Natural Disaster Costs, 2017 FCPA related charge, U.S. Tax Reform

Other updates

Regarding the planned acquisition of NxStage Medical, Inc. the parties have agreed to extend their closing deadline to February 5, 2019, but continue to expect closing within this year.

As of September 30, 2018, Fresenius Medical Care had 112,134 employees (full-time equivalents) worldwide, compared to 113,648 employees at the end of September 2017. This decrease was mainly attributable to the divestiture of Sound.

There will be a change to the composition of the Supervisory Board. Deborah Doyle McWhinney will resign effective November 1, 2018 due to private reasons. A replacement process has been initiated.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the third quarter on October 30, 2018, at 3:30 p.m. CET / 10:30 a.m. EDT. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,872 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 329,085 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended September 30
in € million, except share data, unaudited	2018	2017	Change	Change at cc

Health Care Services	3,258	3,532	-7.8%	-7.8%
Health Care Products	800	804	-0.4%	1.4%
Revenue	4,058	4,336	-6.4%	-6.1%
Revenue on a comparable basis	4,058	3,966	2.3%	2.7%
Revenue adjusted	4,058	3,969	2.2%	2.6%

Costs of revenue	2,791	2,911	-4.2%	-3.6%
Gross profit	1,267	1,425	-11.0%	-11.1%
Selling, general and administrative	742	802	-7.4%	-6.8%
(Gain) loss related to divestitures of Care Coordination activities	(10)	(1)	n.a.	n.a.
Research and development	26	28	-7.0%	-10.6%
Income from equity method investees	(18)	(13)	35.5%	35.4%
Operating income (EBIT)	527	609	-13.5%	-20.0%
Operating income (EBIT) on a comparable basis	615	589	4.5%	3.5%
Operating income (EBIT) adjusted	615	604	1.9%	1.0%

Interest expense, net	74	86	-13.5%	-14.2%
Income before taxes	453	523	-13.4%	-20.9%
Income tax expense	104	152	-31.6%	-37.6%
Net income	349	371	-6.0%	-14.1%
Less: Net income attributable to noncontrolling interests	64	62	3.7%	3.0%
Net income(1)	285	309	-8.0%	-17.5%
Net income(1) on a comparable basis	364	304	19.9%	18.9%
Net income(1) adjusted	310	314	-1.0%	-2.0%

Weighted average number of shares	306,495,661	306,572,494

Basic earnings per share	€0.93	€1.01	-8.0%	-17.5%
Basic earnings per share on a comparable basis	€1.19	€0.99	20.0%	19.0%
Basic earnings per share adjusted	€1.01	€1.02	-1.0%	-2.0%

In percent of revenue
Operating income (EBIT)	13.0%	14.0%
Operating income (EBIT) on a comparable basis	15.1%	14.8%
Operating income (EBIT) adjusted	15.1%	15.2%

(1) Attributable to shareholders of FMC AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Statement of earnings

	Nine months ended September 30
in € million, except share data, unaudited	2018	2017	Change	Change at cc

Health Care Services	9,852	10,950	-10.0%	-3.3%
Health Care Products	2,395	2,405	-0.4%	4.6%
Revenue	12,247	13,355	-8.3%	-1.9%
Revenue on a comparable basis	12,247	12,715	-3.7%	3.1%
Revenue adjusted	12,247	12,619	-3.0%	3.9%

Costs of revenue	8,473	8,844	-4.2%	3.0%
Gross profit	3,774	4,511	-16.3%	-11.3%
Selling, general and administrative	2,136	2,629	-18.7%	-13.5%
(Gain) loss related to divestitures of Care Coordination activities	(830)	(5)	n.a.	n.a.
Research and development	95	95	0.4%	2.7%
Income from equity method investees	(52)	(51)	2.6%	3.2%
Operating income (EBIT)	2,425	1,843	31.6%	39.2%
Operating income (EBIT) on a comparable basis	1,698	1,823	-6.8%	-1.9%
Operating income (EBIT) adjusted	1,698	1,747	-2.8%	2.4%

Interest expense, net	239	274	-12.8%	-8.1%
Income before taxes	2,186	1,569	39.3%	47.5%
Income tax expense	453	484	-6.4%	-1.2%
Net income	1,733	1,085	59.7%	69.1%
Less: Net income attributable to noncontrolling interests	176	199	-11.7%	-5.4%
Net income(1)	1,557	886	75.7%	85.9%
Net income(1) on a comparable basis	969	881	10.0%	15.6%
Net income(1) adjusted	832	837	-0.5%	4.4%

Weighted average number of shares	306,434,923	306,447,106

Basic earnings per share	€5.08	€2.89	75.7%	85.9%
Basic earnings per share on a comparable basis	€3.16	€2.87	10.0%	15.6%
Basic earnings per share adjusted	€2.71	€2.73	-0.5%	4.4%

In percent of revenue
Operating income (EBIT)	19.8%	13.8%
Operating income (EBIT) on a comparable basis	13.9%	14.3%
Operating income (EBIT) adjusted	13.9%	13.8%

(1) Attributable to shareholders of FMC AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended September 30		Nine months ended September 30
in € million, unaudited	2018	2017	2018	2017

Operating performance on a comparable basis and adjusted

Revenue	4,058	4,336	12,247	13,355
Effect from IFRS 15 implementation		(117)		(387)
Sound Q3 2017(1)		(253)		(253)
Revenue on a comparable basis	4,058	3,966	12,247	12,715
VA Agreement(2)		3		(96)
Revenue adjusted	4,058	3,969	12,247	12,619

Operating income (EBIT)	527	609	2,425	1,843
(Gain) loss related to divestitures of Care Coordination activities	(10)		(830)
Sound Q3 2017(1)		(20)		(20)
2018 FCPA related charge	75		75
U.S. Ballot Initiatives(3)	23		28
Operating income (EBIT) on a comparable basis	615	589	1,698	1,823
VA Agreement(2)		3		(88)
Natural Disaster Costs(4)		12		12
Operating income (EBIT) adjusted	615	604	1,698	1,747

Net income(5)	285	309	1,557	886
(Gain) loss related to divestitures of Care Coordination activities	(17)		(690)
Sound Q3 2017(1)		(5)		(5)
2018 FCPA related charge	75		75
U.S. Ballot Initiatives(3)	21		27
Net income(5) on a comparable basis	364	304	969	881
VA Agreement(2)		2		(52)
Natural Disaster Costs(4)		8		8

U.S. Tax Reform(6)	(54)		(137)
Net income(5) adjusted	310	314	832	837

(1) Sound Q3 2017: contribution of Sound Physicians

(2) VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

(3) U.S. Ballot Initiatives: contributions to the opposition to the ballot initiatives in the U.S.

(4) Natural Disaster Costs: three hurricanes and an earthquake

(5) Attributable to shareholders of FMC AG & Co. KGaA

(6) U.S. Tax Reform: impacts from U.S. tax reform